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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


               LEARN2.COM, INC. (FORMERLY KNOWN AS 7TH LEVEL INC.)
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                                (Name of Issuer)

                     common stock, $.01 par value per share
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                         (Title of Class of Securities)

                                     522002
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                                 (CUSIP Number)

                               Gerald Adler, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 973-0111
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

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CUSIP No. 522002
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1)  Name of Reporting Persons I.R.S. Identification No. of Above Persons
    (entities only)

           STEPHEN P. GOTT
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)   (a)|_|
                                                                          (b)|X|

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3)  SEC Use Only

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4)  Source of Funds (See Instructions)
           WC
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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                       |_|

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6)  Citizenship or Place of Organization
           New York
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  Number of           7)   Sole Voting Power
    Shares                        6,940,960
 Beneficially         ----------------------------------------------------------
   Owned by           8)   Shared Voting Power
     Each                             0
  Reporting           ----------------------------------------------------------
    Person            9)   Sole Dispositive Power
     with                         6,940,960
                      ----------------------------------------------------------
                      10)  Shared Dispositive Power
                                      0
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11) Aggregate Amount Beneficially Owned by Each Reporting Person
           6,940,960
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12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                       |_|

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13) Percent of Class Represented by Amount in Row (11)
           13.2%
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14) Type of Reporting Person (See Instructions)
           IN
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ITEM 1. SECURITY AND ISSUER

      This Schedule 13D relates to the common stock, $.01 par value per share ("Common Stock"), of Learn2.com, Inc. (formerly known as 7th Level, Inc.), a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 1311 Mamaroneck Avenue, White Plains, New York 10605.

ITEM 2. IDENTITY AND BACKGROUND

      (a) This Statement is being filed by Stephen P. Gott.

      (b) Mr. Gott's business address is 1311 Mamaroneck Avenue, White Plains, New York 10605.

      (c) Mr. Gott is the President, Chief Executive Officer and a Director of the Issuer.

      (d) Mr. Gott has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Gott has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f) Mr. Gott is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Pursuant to an Agreement and Plan of Merger, dated as of February16, 1999 (the "Merger Agreement"), a wholly-owned subsidiary of the Issuer was merged with and into Street Technologies, Inc., a Delaware corporation ("Street"), and Street became a wholly-owned subsidiary of the Issuer (the "Merger"). Prior to the Merger, Mr. Gott was the owner of 11,625,000 shares of common stock of Street. In connection with the Merger, such shares of common stock of Street were converted into an aggregate of 557,847 shares of Common Stock of the Issuer and 17,969 shares of Series D Preferred Stock of the Issuer (collectively, the "Shares"). As a condition of the Merger Agreement, the Issuer agreed to recommend to its stockholders the issuance of Common Stock upon the conversion of the Series D Preferred Stock and certain stock options and warrants (the "Conversion"). At the Annual Meeting of stockholders of the Issuer held on July 28, 1999, the stockholders approved the Conversion and Mr. Gott's shares of Series D Preferred Stock were converted into 5,989,785 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

      Mr. Gott has acquired the Shares solely for investment purposes. Subject to the Employment Agreement described in Item 6 below, Mr. Gott may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by Mr. Gott and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

      Mr. Gott does not have any present plans or proposals that relate to or would result in the following: the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any other material change in the Issuer's business or corporate structure or its present capitalization or dividend policy; changes in the Issuer's charter or by-laws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)
(4) of the Exchange Act; or any other similar action. Mr. Gott is the President, Chief Executive Officer and a Director of the Issuer.

      Mr. Gott reserves the right to change his intention with respect to any and all of the matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date hereof, Mr. Gott is deemed to be the beneficial owner of 6,940,960 shares of Common Stock, which represents approximately 13.2% percent of issued and outstanding Common Stock.

      (b) As of the date hereof, Mr. Gott has sole voting power and sole dispositive power with respect to 6,940,960 shares of Common Stock.

      (c) Not Applicable.

      (d) Not Applicable.

      (e) Not Applicable.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

      Pursuant to the Merger Agreement, the Issuer agreed to use its reasonable best efforts to prepare and file as soon as practicable with the Securities Exchange Commission (the "SEC") a registration statement under the Securities Act of 1933, as amended, covering, among other things, 648,215 shares of Common Stock for Mr. Gott (the "Registration Shares"). On June 10, 1999, a Registration Statement on Form S-3 was filed with the SEC covering, among other things, the Registration Shares.

      Pursuant to an Employment Agreement, dated as of February 16, 1999 (the "Employment Agreement"), by and between the Issuer and Mr. Gott, Mr. Gott was granted an option to purchase 1,000,000 shares of Common Stock at an exercise price equal to $3.25 per share (the "Option Shares"). The Option Shares vest ratably over three years on the first, second and third anniversary of the Employment Agreement. In addition, Mr. Gott agreed not to sell, make any short sale of, pledge, grant any option for the purchase of or otherwise dispose of any shares of Common Stock without the prior written consent of the Issuer until the first anniversary of the Employment Agreement. After the first anniversary of the Employment Agreement, Mr. Gott may make two separate demands of the Issuer for the registration of the offer and sale of his unregistered shares of Common Stock and four opportunities to request that his unregistered shares of Common Stock be included on a registration statement proposed to be filed with respect to an offering by the Issuer for its own account or for the account of any of its respective security holders. In the event that Mr. Gott is terminated by the Issuer without Cause (as defined in the Employment Agreement) or if he terminates his employment for Good Reason (as defined in the Employment Agreement), the Issuer must, as soon as practicable, file a registration statement covering the offer and sale of all shares of Common Stock owned by Mr. Gott on the date of such termination and maintain its effectiveness for 180 days. Prior to the Merger, Mr. Gott granted Marc E. Landy an option to purchase, on a converted basis, 56,234 shares of his personally-owned Common Stock at an exercise price equal to $.01 per share.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      The Merger Agreement (incorporated by reference to the Issuer's Current Report on Form 8-K dated February 16, 1999).

      Employment Agreement, dated as of February 16, 1999, by and between the Issuer and Mr. Gott (incorporated by reference to Exhibit 10.45 to the Issuer's Form 10-K/A for the fiscal year ended 1998).

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SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.


Dated: April 18, 2000

                                                 /s/ STEPHEN P. GOTT
                                                 -------------------------------
                                                 Stephen P. Gott